Pamida Holdings Corporation
                               1998 Annual Report

            [Picture of a family of five shopping in a Pamida store.]

                            "A proven retail concept
                 ...a solid foundation for profitable growth."


PAMIDA HOMETOWN VALUES


PAMIDA HOLDINGS CORPORATION

Pamida Holdings Corporation (ASE: PAM), through its principal subsidiary, Pamida, Inc., operates 148 mass merchandise retail stores in 15 Midwestern, North Central and Rocky Mountain states.

A typical store carries a broad assortment of value-priced hardlines and softlines merchandise and offers convenient one-stop shopping in small, rural communities. For more information about Pamida visit our web site at www.pamida.com.


                       [Map of Pamida's store locations]


TABLE OF CONTENTS

  1  Key Accomplishments & Financial Highlights
2-3  Chairman's Letter to Shareholders
4-5  Listening To Our Customers
6-7  Meeting Customer's Expectations
  8  Investing In Profitable Growth

                       KEY ACCOMPLISHMENTS IN FISCAL 1998

* We dramatically strengthened the capital structure of Pamida through the conversion of $36 million of debt and preferred equity to common stock.

*    We  conducted  extensive  market and  customer  research,  encompassing  25 markets and over 4,600 consumers, which validated our strategy with particular focus on improving in-stocks and the breadth of our assortment.

* We began operations in a new distribution center in Lebanon, Indiana, setting the stage for planned store growth.

And, most notably,

*    Pamida's   strategy,   strengthened  by  major  operational  and  financial
     initiatives, produced strong EBITDA and Net Income growth, thereby adding value to our shareholders' investments.

                                                                                    Fiscal Year Ended
                                                                        -----------------------------------------
                                                                        February 1,    February 2,    January 28,
                                                                           1998           1997           1996
                                                                        -----------    -----------    -----------
Number of stores at fiscal year end                                             148            148            184
Sales                                                                   $   657,017    $   633,189    $   736,315
  Comparable store sales % increase (decrease)                                  4.0%          (2.6)%         (0.7)%
Gross profit percent to sales                                                  24.6%          24.3%          24.1%
Selling, general and administrative expenses percent to sales                  19.6%          19.8%          20.5%
Income (loss) available for common shares before special charges,
  extraordinary item and preferred stock reclassification                     2,879         (1,187)        (3,026)
Net income (loss) available for common shares                                 5,370         (1,187)       (95,010)

Composition of diluted net income (loss) per share:
  Income (loss) available for common shares before extraordinary item,
    preferred stock reclassification and special charges                $       .49    $      (.24)   $      (.61)
Special charges (net of tax)                                                      -              -         (18.46)
Extraordinary item                                                              .29              -            .08
Effect of preferred stock reclassification                                      .13              -              -
                                                                        -----------    -----------    -----------
Diluted net income (loss) per share                                     $       .91    $      (.24)   $    (18.99)
                                                                        ===========    ===========    ===========
Weighted average number of diluted shares outstanding                         5,875          5,005          5,003


     [Three graphs displaying the following information:

                                             1996        1997        1998
                                            -------     -------     -------
     FIFO EBITDA ($ in millions)            $41,378     $41,525     $46,112
     FIFO EDITDA (as a percent of sales)        5.6%        6.6%        7.0%
     Operating Income ($ in millions)        26,592      28,985      32,904  ]


TO OUR SHAREHOLDERS AND BUSINESS PARTNERS

I am pleased to share with you one of the most satisfying reports I've been able to make since my arrival at Pamida in 1993.

Fiscal 1998 rewarded all of us with a solid comparable store sales increase of 4.0% and a dramatic improvement in operating profitability and net income.

This positive performance is due primarily to the talented and experienced team members in our stores, distribution centers, and corporate offices who clearly understand Pamida's mission and who have dedicated themselves to serving our customers. In short, as a Company and as a team, we know who we are...and we know where we're going.

"A PROVEN RETAIL CONCEPT..." In our rapidly changing world, and our highly competitive industry, many retailers have found it necessary to redefine themselves and have been forced into molds they were never intended to fit, often with disastrous results. They no longer know who they are. Only that they are struggling. And they have no niche in the marketplace. The customer has moved on. But that has not happened to Pamida. We know our niche.

Now, it's true, people in major cities like New York, Minneapolis, and even Omaha (our headquarters) might say, "Pamida stores? Never been in one!" That's because, when this Company was founded in 1963, its strategy was to serve the retailing needs of rural America, with trade centers of about 15,000 people. To offer brand name merchandise in small stores averaging 30,000 selling square feet. And to deliver competitive Hometown Values that would give rural customers a solid reason to stay in town and shop.

Fundamentally, this simple and sensible strategy has never changed. Just ask about Pamida in our small-town markets where we are the pre-eminent retailer. They know us well and appreciate how we enhance the quality of life in their hometown.

Today, in 15 states in the heartland of mid-America, we serve 148 markets, and we are the primary mass merchandise retailer in over 77% of those markets.

Dealing with challenge and change. In 1986, the Company was involved in a leveraged buy-out which subsequently limited its ability to counter the competitive pressures of expanding national chains. In 1993, I was asked to join the Company to help address these challenges.

Pamida's strategy has developed out of a customer need that has continued and will remain into the future.

Nothing happens unless the right people are in place to make it happen. So, my first order of business was to build a dedicated, high-energy management team. We identified a nucleus of successful Pamida veterans who had an intimate knowledge of Pamida's Hometown customers and the Company's operations. To this core group we added new and dynamic "agents of change" from the retail industry and from other service industries.

Here is a summary of our team's most critical achievements:

We revalidated our "Hometown Values" theme. We had to confront this question: Is our Hometown strategy still valid? To find out, we conducted extensive market and customer research to confirm that yes, in small towns, where the mega retailers are not likely to infringe, we are still the right store with the right values.

We developed a new prototype store, scalable up to 42,500 square feet. By scaling our store size to the targeted trade area, we are better able to showcase for our customers Pamida's broader selection, create a better visual merchandising effect, add more assortments and reinforce our "Hometown Values-low prices, that's a promise" theme.

We fortified our financial foundation by:
* Eliminating the goodwill on the Company's balance sheet associated with the leveraged buyout of 1986.
* Completing a fiscal 1998 recapitalization involving the conversion of over $36 million of high-yield debt and preferred equity to common stock.
* Closing more than seventy under-performing stores and redeploying their assets for improved capital utilization.


Listening   to  our   customers,   expanding   into  new   markets  and  further
strengthening our capital position are critical to our future success.

[Picture of Steven S. Fishman, Chairman, Chief Executive Officer and President]

We invested over $50 million primarily in...
*    More than forty exciting new stores in our niche markets.
*    New systems and technology  which support  merchandising,  warehousing  and
     logistics,  store  operations,   finance  and  inventory  management  which
     position us for profitable growth well into the 21st century.

Here are the results. By implementing these successful initiatives, we increased Pamida's EBITDA as a percent of sales to over 7%, which ranks us in the top tier of mass merchandise retailers in the United States. This is a remarkable accomplishment when you consider that we are without the tremendous economies of scale which the mega-chains enjoy.

"...A SOLID FOUNDATION FOR PROFITABLE GROWTH." Knowing who we are is only part of the equation. We also have a clear vision of where we must go from here. To stay competitive we must grow.

Pamida's team of employees recognizes that satisfying our customers is the only way to remain a successful and profitable business.

Here's our growth formula:
(1) We will continue to listen to our customers and be their most reliable and convenient source of value-priced mass merchandise.
(2) We will expand our proven store operating model into eight markets during this fiscal year.
(3) We will continue to strengthen our capital resources and seize appropriate business opportunities.

Our business strategy, operational investments, capital restructuring, and improved financial performance are being recognized by the analyst and investor communities and position us well to achieve the growth that is critical to our future success.

Now and into the future, Pamida will adapt to and initiate change. My role - and the role of our management team - is to recognize the changes truly relevant to our business, whether in technology, merchandising or finance, whether influenced by the competition or customer-driven. This commitment is essential in order to produce an acceptable return to our investors, and thereby afford our vendor partners and team members the opportunities and rewards to which they aspire.

On the pages to follow we discuss in greater detail some of the initiatives we have taken and are pursuing to reach our goals. On behalf of our 5,600 Pamida team members, I extend a sincere thank you for your support and confidence as we set the stage for fiscal 1999.

Wishing the best to you and your family,



/s/Steven S. Fishman
Steven S. Fishman
Chairman, Chief Executive Officer and President

LISTENING TO OUR CUSTOMERS
HOMETOWN VALUES

Our Market Research Study. In our continuing effort to listen to our customers, we conducted a major research project in the past year in 25 markets, and we "listened" to over 4,600 consumers. Some findings were consistent with what we knew, other discoveries were new.


[Picture of family of four, and Pamida team member, in the check out isle of a Pamida store.]


Here is what our customers told us:
*    The primary reason they shop a store in our market is selection.
*    They want merchandise that is new and exciting.
* The majority of consumers in our markets shop our stores at least once a month.
* The majority of consumers read our weekly advertising, and when they respond they expect us to be in stock.

This is what it means to us:
Focus on selection and in-stocks! Pamida team members understand this is Job #1. Pamida has a location advantage versus other retailers, and this advantage can best be harvested by offering the customer a broad selection and by consistently being in stock.


               [Picture of "Hometown Value! Our Low Price" logo]


Our Hometown Values program. Pamida's Hometown Values positioning continues to be a strong marketing tool. We are now expanding our merchandise strategy to provide highly recognized, most-wanted items at a great value...every day! These items are carefully selected by team members from Operations, Merchandising, and Marketing.We have already seen some promising results from categories that have been a part of this program. We are also benefiting from our investments in pricing systems which enable us to offer special "Buy More, Save More," and similar promotions, designed to drive sales and profitability.


            [Picture of several Pamida weekly advertising circulars.]


Our advertising program. Consumers in our markets have told us they like our weekly advertising, and the majority read all or most of each ad. This high readership confirms that we can benefit from highlighting in our advertisements Pamida's broader selection in key businesses. In addition, in cooperation with our vendors, we are planning more "special event" marketing offering reduced prices on key products, giving our customers one more reason to visit their Pamida store. Our market research further indicates that our customers especially enjoy finding new and exciting merchandise each time they visit our stores, and our advertising will continue to highlight new and fresh items.

Over 4,600 consumers told us what they like about us...and what they expect of us. And we listened! They told us they want more selection, and we will give them more. We are working to meet their expectations, and our marketing programs will highlight improvements, thereby reinforcing that we care.


[Picture of Pamida team member assisting a mother and son in Pamida's toy department.]

               [Picture of denim jean display at a Pamida store.]


Our in-store marketing. Our research tells us that we have a tremendous opportunity to increase our customers' average sales transaction by focusing on the in-store marketing of selected categories. We will continue to create shop concepts and focus on new projects. We are planning to implement improvements in our visual presentation and signing of merchandise to convey "newness" for our customers.


[Picture  of  a  customer  inspecting  a  "We  Value  Your   Opinion"   customer
 comment form.]


Staying in touch with our customer. We fully recognize that understanding our customers is critical to our future success. To continue to build on the baseline established by our market research we have introduced an improved customer comment card and quick-response program as a tool to keep us connected with their needs.


     [Picture of Mark Naasz, Store Manager of the Year, Worland, Wyoming.]

"I know that my most important task on any given day is listening to our customers. We never want to disappoint someone who likes our store and comes here to shop. If they leave unhappy, they may not give us another chance."

Mark Naasz, Store Manager of the Year
Worland, Wyoming


MEETING CUSTOMERS' EXPECTATIONS
MERCHANDISING & VENDOR RELATIONS

In the previous section, we highlighted the research-driven insights into our customers' expectations of us. The people we serve every day have made it very clear to us: "Give us more selection. And when you invite us into your stores with your advertisements, be in stock."

Here is how we are responding to those expectations:

Selection and in-stocks. Over the last few years we have invested heavily in merchandise selection, planning, flow and tracking technology. SKU-level merchandise inventory management, supported by logistics optimization initiatives as well as store-level Min-Max automated replenishment, have enabled us to achieve the highest and most consistent merchandise in-stock positions in Pamida's history. Information derived from this technology also allows us to expand market-specific merchandising and timing.

Learning from our "Research and Development" store. Somewhat unusual in the retail industry, our R&D store allows us to efficiently test certain initiatives and concepts. One example is our pantry test. The pantry has received such encouraging response that we are now rolling out pantries to 20 additional stores. We will introduce other changes chain-wide as we continue to monitor performance.

Pharmacy success story. Our in-store Pharmacies account for our fastest-growing comparable store sales in the last four years. While we now have pharmacies in 30% of the chain, strong sales and customer demands support our plan to expand the number of pharmacies by 18%.

The right for a business to exist has to be earned every day. Whether retailer or vendor, it is earned by meeting customers' expectations.

The importance of vendor relationships. To better meet our customers' demands and to better position us for our planned growth, we have worked with our vendors to ensure we are given the same buying opportunities as larger national chains. Moreover, we have reduced our resource base by over 15% in the past two years so that we can maintain importance to our true vendor partners.

We are nearing completion of systems that will measure objectively, over time, our vendors' performance regarding complete and timely shipping. This information will allow us to adjust our vendor structure accordingly in order to meet our customers' expectations.


[Picture of a buyer and a vendor representative discussing a selection of athletic shoes.]

Something exciting happens when our vendors share our enthusiasm for satisfying customers and boosting sales. Our buyers are constantly working to cement these strategic vendor partnerships, and we are getting results. Our goal is to be recognized in the marketplace as a pacesetter in successful merchandising.


Our Vendors of the Year

Building solid vendor relationships is vital to our success. After all, desirable and timely merchandise is the lifeblood of our Company. Many of our vendors consistently provide us with the new products that drive additional sales. Many work in partnership with us in bringing us complete and on-time product. To show our appreciation, our best vendors are recognized on an annual basis. Pamida's "Vendors of the Year" are:

Ameriwood
Aramark Books
Barth & Dreyfuss
Bestform
Black Hills Gold Jewelry by Coleman
The Clorox Company
D & K Healthcare Resources, Inc.
Daewoo Electronics
Duracell USA
Endless Design
Evenflo
Exide Corporation
Gateway Hosiery Mills, Inc.
Gillette
Golden Books Publishing Company
Golden Touch, Inc.
Handleman
Hoover
Industrie Wear
Kimberly Clark
Maurice Sporting Goods
Orent Graphics
Paper Magic Group
Pepsi
Qualex
Ralston Purina Co.
RGIS Inventory  Specialists
The Scotts Company
Springs Window Fashions
Superior Light & Sign
Tamor Corporation
Werner Logistics
Wrangler
Zachary Confections, Inc.

"Pamida's buyers and merchandisers are setting high expectations for future relationships with our vendors. With my vendors, I look for the kind of partnership which is sensitive to our customers by shipping the right quantities to the right places at the right time. This in turn, helps us grow our business to our mutual benefit."

Joe Fell,
Pamida Buyer of the Year

                [Picture of Joe Fell, Pamida Buyer of the Year.]


INVESTING IN PROFITABLE  GROWTH
CONVERTING  PAMIDA'S  STRATEGY INTO SHAREHOLDER VALUE


               [Picture of the front of a Pamida prototype store.]


Our $50 million investment. To realize the full potential of our rural Hometown strategy and position Pamida for profitable growth, in the last five years we have invested over $50 million to strengthen the operational foundation of the Company. This includes fresh, new store prototypes in over 28% of our markets. Our substantial investments in sophisticated systems and information technology will accommodate growth well into the next decade. And with our new Lebanon, Indiana, distribution center, our supply chain can comfortably accommodate anticipated growth.

We know that to be an industry leader we must continue to harvest the potential offered through systems and technology. With this in mind, three parallel systems initiatives are currently underway.

Chain-wide system upgrades. Replacement of core financial software and merchandise management systems, in combination with existing supply chain automation software, will provide Pamida with an integrated information management and control system capable of supporting the existing organization, as well as future growth, for years to come.


[Pictures of the interior and exterior of Pamida's new distribution facility in Lebanon, IN.]


Expanded capabilities. These systems also will allow Pamida to offer innovative and attractive point-of-sale merchandise pricing programs not commonly found in mass merchandise store systems. These enhancements form the basis for future customer-focused marketing and analysis that will enable us to be more responsive to our customers' ever-changing needs.

Catch us on the web! This year Pamida took initial steps toward a comprehensive Internet presence with the introduction of our Web page (www.pamida.com). In addition to utilizing this medium as an information, sales promotion and marketing tool, we are also exploring the expansion of our Web page to Internet-enabled retailing.


[Picture of an IS team member performing network functions in Pamida's main computer operations facility.]


We are preparing today for retailing leadership tomorrow. Our investments in systems and information technology, combined with our low cost operating model, form a solid foundation for profitable growth into the next decade.


                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      SELECTED CONSOLIDATED FINANCIAL DATA
   (AMOUNTS IN THOUSANDS - EXCEPT PER SHARE, NUMBER OF SHARES AND OTHER DATA)


                                                                                     Fiscal Year Ended
                                                        ----------------------------------------------------------------------------
                                                         February 1,    February 2,     January 28,     January 29,     January 30,
                                                             1998          1997 (1)         1996            1995            1994
                                                        -----------     -----------     -----------     -----------     -----------
INCOME STATEMENT DATA:
Sales ..............................................    $   657,017     $   633,189     $   736,315     $   711,019     $   656,910

Gross profit .......................................        161,935         154,090         177,688         177,367         158,906
Selling, general and
  administrative expenses ..........................        129,031         125,105         151,096         143,585         133,921
                                                        -----------     -----------     -----------     -----------     -----------
Operating income ...................................         32,904          28,985          26,592          33,782          24,985
Interest expense ...................................         29,618          29,781          29,526          27,367          26,588
Long-lived asset write-off .........................              -               -          78,551               -               -
Store closing costs ................................              -               -          21,397               -               -

Income (loss) before provision for income
  taxes and extraordinary item .....................          3,286            (796)       (102,882)          6,415          (1,603)
Income tax (benefit) provision .....................              -               -          (7,863)          3,500             427
                                                        -----------     -----------     -----------     -----------     -----------

Income (loss) before extraordinary item ............          3,286            (796)        (95,019)          2,915          (2,030)
Extraordinary item .................................          1,735               -             371               -          (4,943)
                                                        -----------     -----------     -----------     -----------     -----------

Net income (loss) ..................................          5,021            (796)        (94,648)          2,915          (6,973)
Effect of preferred stock reclassification .........            756               -               -               -               -
Less preferred dividends
  and discount amortization ........................           (407)           (391)           (362)           (361)           (359)
                                                        -----------     -----------     -----------     -----------     -----------

Net income (loss) available
  for common shares ................................    $     5,370     $    (1,187)    $   (95,010)    $     2,554     $    (7,332)
                                                        ===========     ===========     ===========     ===========     ===========

Weighted average number of basic shares
  outstanding ......................................      5,843,441       5,004,942       5,002,853       4,999,984       4,999,984
Weighted average number of diluted shares
  outstanding ......................................      5,875,463       5,004,942       5,002,853       5,039,684       4,999,984

  Basic net income (loss) per share:
    Income (loss) before extraordinary item..           $       .62     $      (.24)    $    (19.07)    $       .51     $      (.48)
    Extraordinary item ......................                   .30               -             .08               -            (.99)
                                                        -----------     -----------     -----------     -----------     -----------
    Basic income (loss).......................          $       .92     $      (.24)    $    (18.99)    $       .51     $     (1.47)
                                                        ===========     ===========     ===========     ===========     ===========
  Diluted net income (loss) per share:
    Income (loss) before extraordinary item....         $       .62     $      (.24)    $    (19.07)    $       .51     $      (.48)
    Extraordinary item.........................                 .29               -             .08               -            (.99)
                                                        -----------     -----------     -----------     -----------     -----------
    Diluted income (loss)......................         $       .91     $      (.24)    $    (18.99)    $       .51     $     (1.47)
                                                        ===========     ===========     ===========     ===========     ===========
BALANCE SHEET DATA:
  Working capital..............................         $    37,421     $    28,673     $    34,082     $    46,725     $    41,323
  Total assets.................................             260,081         269,188         258,525         354,367         314,621
  Long-term debt...............................             140,289         168,000         163,746         162,505         160,315
  Obligations under capital leases.............              32,156          33,999          36,559          43,050          35,618
  Redeemable preferred stock....................                  -           1,875           1,826           1,779           1,734
  Common shareholders' (deficit) equity.........            (52,275)        (87,303)        (86,116)          8,876           6,322

OTHER DATA:
  Team members..................................              5,600           5,700           7,200           7,200           6,100
  Number of stores..............................                148             148             184             184             173
  Retail square feet (in millions)..............               4.41            4.35            5.22            5.09            4.68

(1)  Represents a 53-week year.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                          (DOLLAR AMOUNTS IN THOUSANDS)


YEAR ENDED FEBRUARY 1, 1998 COMPARED TO YEAR ENDED FEBRUARY 2, 1997

     SALES - Total sales during the 52-week fiscal 1998 period increased by $23,828, or 3.8%, from the 53-week fiscal 1997 period. On a 52 to 52-week basis, total net sales increased by 5.2%. During fiscal 1998, sales in comparable stores increased by $24,135, or 4.0%.

     During fiscal 1998, the Company opened three new stores, of which one is located in a new market and two were relocations; the Company also closed one store (which will be replaced during fiscal 1999 by a new store in the same market), resulting in a net increase in selling area during the fiscal year of approximately 61,000 square feet to a total of approximately 4,408,000 square feet.

     The Company experienced sales increases in most merchandise categories during fiscal 1998. The most significant increases occurred in pharmacy prescriptions, housewares, toys, athletic shoes and team sports apparel. Other categories experiencing gains were stationery, sporting goods, appliances, paper and cleaning supplies and pets. The Company experienced sales decreases in several categories. The largest dollar decreases were in the automotive, mens' fashion apparel, jewelry and watches and juniors' apparel categories.

     GROSS PROFIT - Gross profit for the 52-week fiscal 1998 period increased by $7,845, or 5.1%, compared to the 53-week fiscal 1997 period. As a percentage of sales, gross profit improved to 24.6% from 24.3%. The Company's merchandise gross margin as a percentage of sales decreased to 27.6% in fiscal 1998 from 27.8% in fiscal 1997. The decrease in merchandise gross margin percent of sales was offset by substantial expense reductions in the warehouse and distribution areas made possible by operating efficiencies gained largely from a new warehouse management system implemented during fiscal 1997. During the prior fiscal year, the Company incurred higher than normal labor cost in the warehouse and distribution areas due to implementation issues related to the warehouse management system. Total warehouse and distribution costs amounted to 2.8% of sales compared to 3.3% last year.

     SELLING, GENERAL AND ADMINISTRATIVE (SG&A) expense increased $3,926, or 3.1%, to $129,031 in fiscal 1998 from $125,105 in fiscal 1997. As a percentage of sales, SG&A expense decreased to 19.6% from 19.8% last year. Most of the total net increase in SG&A expense for the year was attributable to higher corporate general and administrative expenses, primarily involving planned increases in payroll and incentive compensation expenses. Store occupancy costs increased by $1,030, but remained at 3.9% as a percentage of net sales for both fiscal 1998 and 1997. Store payroll costs and controllable costs decreased by $391 and $163, respectively, during fiscal 1998 as compared to last year. As a percentage of net sales, store payroll costs and controllable costs decreased from 8.0% to 7.7% and 3.0% to 2.9% for the fiscal periods ended 1998 and 1997, respectively.

     INTEREST expense decreased by $163, or 0.5%, for fiscal 1998 compared to fiscal 1997. As described in Note B to the financial statements, the decrease in interest expense for fiscal 1998 was attributable to the payment of certain promissory notes of the Company with common stock in November 1997, thereby relieving the Company of the quarterly compounding interest obligation which had previously been paid-in-kind. That decrease was offset in part by an increase in interest expense of approximately $900 related to higher outstanding balances on the revolving line of credit resulting from higher investments in basic inventory during the year as well as the funding of certain of the Company's information systems initiatives.

     INCOME TAX PROVISION - The Company's loss carryforwards from store closing charges recorded in fiscal 1996 were utilized during fiscal 1998 to completely offset income taxes from normal operating activities of the Company and to reduce income taxes related to the Note repayment and preferred stock reclassification transactions which are described in Note B to the financial statements. The Company expects that operations in future periods will be taxed at a normal tax rate. No income tax benefit on losses for fiscal 1997 was recorded as the Company could not establish, as of fiscal year end 1997, with a reasonable degree of certainty, the potential utilization of loss carryforwards.

YEAR ENDED FEBRUARY 2, 1997 COMPARED TO YEAR ENDED JANUARY 28, 1996

     SALES - As discussed in Note Q to the financial statements, the Company closed forty stores at the end of fiscal 1996 in unprofitable or highly competitive markets which did not fit the Company's niche market strategy. Consequently, the Company experienced a planned decrease in total sales for fiscal 1997 of $103,126 or 14.0% compared to fiscal 1996 due primarily to the reduced number of stores. During fiscal 1997 the Company opened eight new prototype stores, of which six are located in new markets and two were relocations; the Company also closed two stores, resulting in a net increase in selling area during the fiscal year of approximately 216,000 square feet (not including changes relating to the forty stores closed as of fiscal year end
1996) to a total of 4,348,000 square feet. As of February 2, 1997, the Company's store base included 35 of the Company's most recent store prototype, which represented 28.7% of the Company's total selling square feet.

     Comparable store sales during the 53-week fiscal 1997 period decreased by $8,893 or 1.5% from the 52-week fiscal 1996 period. Comparable store sales on a 53-week to 53-week basis decreased by 2.6%. Sales were affected primarily by slowed warehouse distributions to stores as a result of the implementation of a new warehouse inventory management system initiated in the first quarter of fiscal 1997. The slowed distributions caused a deterioration of merchandise in-stock positions in most of the Company's stores, resulting in lost sales. While implementation of the warehouse system was largely completed by August 1996, and in-stock positions at the stores improved thereafter, sales remained below management expectations due to reduced customer traffic continuing in the third and fourth quarters. Comparable sales also were affected during much of the year by low-margin clearance sales in fiscal 1996 which were not necessary at the same level in fiscal 1997. However, beginning late in the holiday shopping season and continuing through fiscal year end, sales improved as the Company demonstrated to customers its improved in-stock position in all product categories.

     The Company experienced substantial comparable store sales increases in fiscal 1997 in several merchandise categories, the most dramatic of which were in the pharmacy prescription, junior apparel, grocery and ready-to-wear areas. Comparable store sales gains also were generated in the hosiery, team sports, camera, stationery, health aids and bath categories. The Company experienced comparable store sales decreases in several categories. The largest dollar decreases on a comparable store basis were in the electronics, automotive, misses bottoms, men's shoes, electrical and appliance areas. Management believes that subtle adjustments made to the Company's softlines strategy at the end of fiscal 1996 to meet customer demand for a deeper selection of basic apparel had a positive impact on sales and margins in softlines during fiscal 1997.

     GROSS PROFIT - Gross profit dollars were affected by the reduced number of stores in operation during fiscal 1997 as compared to fiscal 1996. The Company's merchandise gross profit as a percentage of sales improved to 27.8% in fiscal 1997 from 26.8% in fiscal 1996. However, this improvement was diluted by additional costs related to the implementation of the new warehouse inventory management system discussed above. Warehouse costs increased to $13,457 from $11,066 the previous year and increased as a percent of sales to 2.1% from 1.5% the previous year. Delivery costs decreased to $7,637 in fiscal 1997 from $8,845 the previous year and amounted to 1.2% of sales in both years. Accordingly, gross profit decreased by $23,598, or 13.3%, to $154,090 in fiscal 1997 from $177,688 in fiscal 1996 but, as a percentage of sales, increased to 24.3% in fiscal 1997 from 24.1% in fiscal 1996.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE Decreased $25,991, or 17.2%, to $125,105 in fiscal 1997 from $151,096 in fiscal 1996. As a percentage of sales, selling, general and administrative expense decreased to 19.8% from 20.5% last year. This reduction was largely attributable to reductions in store level expenses. Store payroll, controllable and occupancy expenses accounted for 64.2% of the total decrease in selling, general and administrative expense and decreased by 14.5%, 17.5% and 13.9%, respectively. Selling, general and administrative expense also was positively impacted by a 28.9% reduction in advertising costs which accounted for 18.2% of the gross decrease in selling, general and administrative expense. All of these areas of expense were impacted by the elimination of costs related to the forty stores which were closed as of the end of fiscal 1996. Selling, general and administrative expense also was impacted by an 11.0% decrease in corporate general and administrative costs which accounted for 11.3% of the gross decreases in selling, general and administrative expense. The major components of this decrease were decreases in the net costs of insurance, professional fees, management bonuses and related fringe benefits.

     Selling, general and administrative expense also was positively impacted by the elimination of amortization of goodwill and favorable leasehold interests resulting from the write-off of these items in the fourth quarter of fiscal 1996. The decreases in selling, general and administrative expense were offset by a $1,246 reduction in other income which was attributable largely to one-time gains realized in fiscal 1996, primarily from the sale of idle transportation company assets.

     INTEREST expense increased marginally by $255 or 0.9% for fiscal 1997 compared to fiscal 1996. The increase in interest expense for fiscal 1997 was attributable primarily to higher usage of the revolving line of credit and to the outstanding promissory notes of the Company which require quarterly compounding interest payments to be paid-in-kind. These increases were largely offset by decreased interest related to lower average outstanding capitalized lease obligations in fiscal 1997 compared to fiscal 1996.

     INCOME TAX PROVISION - No income tax benefit on losses for fiscal 1997 were recorded since the Company could not establish with a reasonable degree of certainty the potential utilization of certain tax loss carry forwards from prior year store closing charges. The effective tax rate in fiscal 1996 was 7.6% and was impacted by the non-deductible amortization and write-off of goodwill and the reserves recorded to offset the deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business is seasonal with first quarter sales (February through April) being lower than sales during the other three quarters, while fourth quarter sales (November through January) have represented approximately 29% of the full year's retail sales in recent years and normally involve a greater proportion of higher margin sales.

     The Company has satisfied its seasonal liquidity requirements primarily through a combination of funds provided from operations and from a revolving credit facility. Funds provided by operating activities totaled $17,640 in fiscal 1998, and funds used by operating activities totaled $11,577 in fiscal 1997. Funds provided from operations totaled $4,967 in fiscal 1996. The positive change in cash flow from operating activities from fiscal 1997 to fiscal 1998 was primarily the result of improved operating results, a net decrease in inventory and increases in operating and tax liabilities. The change in cash flow from operating activities from fiscal 1996 to fiscal 1997 was primarily the result of planned net increases in inventory and other operating assets and decreases in accounts payable and other operating liabilities. These decreases in cash flow were offset in part by changes in deferred income taxes.

     Effective March 17, 1997, the term of Pamida, Inc.'s (Pamida) committed Loan and Security Agreement (the Agreement) was extended to March 2000 and the maximum borrowing limit of the facility was increased to $95,000 from $70,000, which had been the limit throughout fiscal 1997. Prior to March 17, 1997, borrowings under the Agreement bore interest at a rate which was .75% per annum greater than the applicable prime rate. Effective March 17, 1997, borrowings under the Agreement bear interest at a rate which is tied to prime rate or the London Interbank Offered Rate (LIBOR), generally at Pamida's discretion. The amounts Pamida is permitted to borrow are determined by a formula based upon the amount of Pamida's eligible inventory from time to time. Such borrowings are secured by security interests in all of the current assets (including inventory) of Pamida and by liens on certain real estate interests and other property of Pamida. The Company and two subsidiaries of Pamida have guaranteed the payment and performance of Pamida's obligations under the Loan and Security Agreement and have pledged some or all of their respective assets, including the stock of Pamida owned by the Company, to secure such guarantees.

     The Agreement contains provisions imposing operating and financial restrictions on the Company. Certain provisions of the Agreement require the maintenance of specified amounts of tangible net worth (as defined) and working capital and the achievement of specified minimum amounts of cash flow (as defined). Other restrictions in the Agreement and those provided under the Indenture relating to the Senior Subordinated Notes will affect, among other things, the ability of Pamida to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, create liens, enter into leases, sell assets or engage in mergers or acquisitions, make capital expenditures and make investments. These covenants currently have not had an impact on the Company's ability to fully utilize the revolving credit facility. However, certain of the covenants, such as those which restrict the ability of the Company to incur indebtedness or encumber its property or which impose restrictions on or otherwise limit the Company's ability to engage in sale-lease-back transactions, may at some future time prevent the Company from pursuing its store expansion program at the rate that the Company desires.

     Obligations under the Agreement were $45,194 at February 1, 1998 and $57,115 at February 2, 1997. As noted above, this facility expires in March 2000, and the Company intends to refinance any outstanding balance by such date. Borrowings under the Agreement are senior to the Senior Subordinated Notes of the Company. The Company had long-term debt and obligations under capital leases of $172,445 at February 1, 1998 and $201,999 at February 2, 1997. The Company's ability to satisfy scheduled principal and interest payments under such obligations in the ordinary course of business is dependent primarily upon the sufficiency of the Company's operating cash flow. At February 1, 1998, the Company was in compliance with all covenants contained in its various financing agreements.

     On December 18, 1992, the promissory notes of the Company were amended effective as of December 1, 1992 to provide that, until the obligations of Pamida and the Company under certain of Pamida's credit agreements had been repaid, the quarterly interest payments on the promissory notes of the Company were to be paid-in-kind. As discussed in Note B to the financial statements, the Company repaid all of the promissory notes with common stock of the Company on November 18, 1997.

     As described in Note B to the financial statements, the Company reclassified all preferred stock into common stock effective November 18, 1997. Accordingly, the Company has no remaining obligations related to the preferred stock as of the end of fiscal 1998. Pamida paid the Company $315 in fiscal 1996 under a tax-sharing agreement to enable the Company to pay quarterly dividends to its preferred stockholders. During fiscal 1996, the Company received $967 from Pamida under a tax-sharing agreement as a reimbursement for certain tax benefits derived by Pamida. Such remittance, along with $18 from the exercise of certain stock options, was used by the Company to redeem Subordinated Promissory Notes as described in Note N to the financial statements, to repay intercompany balances totaling $29, and to pay quarterly dividends on preferred stock. Since the Company conducts no operations of its own, prior to the November 18, 1997 reclassification of the preferred stock, the only cash requirement of the Company related to preferred stock dividends in the aggregate annual amount of approximately $316; and Pamida was expressly permitted under its existing credit facilities to pay dividends to the Company to fund such preferred stock dividends. However, the General Corporation Law of the State of Delaware, under which the Company and Pamida are incorporated, allows a corporation to declare or pay a dividend only from its surplus or from the current or the prior year's earnings. Due to the retained deficit resulting primarily from the store closings and the write-off of goodwill and other long-lived assets recognized in the fourth quarter of fiscal 1996, the Company and Pamida did not declare or pay any cash dividends in fiscal 1997.

     The Company made capital expenditures of $6,654 in fiscal 1998 compared to $4,947 during fiscal 1997. The Company also made expenditures of $3,848 and $3,680 in fiscal 1998 and 1997, respectively, related to information systems software. The Company plans to open eight new stores in fiscal 1999 and will consider additional opportunities for new store locations as they arise. Capital expenditures and information systems software costs are expected to total approximately $13,000 in fiscal 1999. The Company expects to fund these expenditures from cash flow from its operations. The costs of buildings and land for new store locations are expected to be financed by operating or capital leases with unaffiliated landlords. The Company's expansion program also will require inventory of approximately $1,000 to $1,200 for each new market store, which the Company expects to finance through trade credit, borrowings under the Agreement and cash flow from operations.

     The 1997 changes to the Agreement, along with expected improvements in the Company's cash flow from operations, should provide adequate resources to meet the Company's near term liquidity requirements. On a long-term basis, the Company's expansion will require continued investments in store locations, distribution and infrastructure enhancements and working capital. The Company expects to continue to finance some of these investments through leases from unaffiliated landlords, trade credit, borrowings under the Agreement and cash flow from operations but ultimately will need to explore additional sources of funds which may include additional capital structure changes. Currently, it is not possible for the Company to predict with any certainty either the timing or the availability of such additional financing.

YEAR 2000 COMPLIANCE

     The Company has developed a comprehensive plan to mitigate the Company's exposure to potential problems with its systems' ability to properly process data beyond the calendar year 1999, which is commonly referred to as Year 2000 compliance. The Company has completed implementation of several new systems and is at various stages of implementation of others which replace legacy systems. The Company plans to complete installation of current releases or upgrades for all of these systems no later than July, 1999 to help ensure that these systems will be Year 2000 compliant. All of these systems have substantially improved functionality over the Company's legacy systems which they replace and will, therefore, be capitalized. Failure to implement such releases or upgrades, or the failure of the vendors of the aforementioned software to have eliminated the potential Year 2000 issues within the software, could materially and adversely affect the Company's operations and financial results. The cost of directly addressing Year 2000 compliance for legacy systems which are not planned to be replaced by new systems is being charged to expense as incurred and is not expected to be material.

INFLATION

     The Company uses the LIFO method of inventory valuation in its financial statements; as a result, the cost of merchandise sold approximates current costs. The Company's rental expense is generally fixed and, except for small amounts of percentage rents and rentals adjusted by cost-of-living increases tied to the Consumer Price Index or interest rates, has not been affected by inflation.

FORWARD-LOOKING STATEMENTS

     This management's discussion and analysis contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this management's discussion and analysis contains certain forward-looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions, company performance, Year 2000 compliance and financial results. The statements are based on many assumptions and factors including sales results, expense levels, competition and interest rates as well as other risks and uncertainties inherent in the Company's business, capital structure and the retail industry in general. Any changes in these factors could result in significantly different results. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements which may be made from time to time by or on behalf of the Company.


                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                          INDEPENDENT AUDITORS' REPORT



INDEPENDENT AUDITORS' REPORT

Board of Directors
Pamida Holdings Corporation
Omaha, Nebraska



     We have audited the accompanying consolidated balance sheets of Pamida Holdings Corporation and subsidiary as of February 1, 1998 and February 2, 1997, and the related consolidated statements of operations, common stockholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, common stockholders' equity and cash flows of Pamida Holdings Corporation and subsidiary for the year ended January 28, 1996, were audited by other auditors, whose report, dated March 26, 1996, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such 1998 and 1997 financial statements present fairly, in all material respects, the financial position of Pamida Holdings Corporation and subsidiary as of February 1, 1998 and February 2, 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Omaha, Nebraska
March 5, 1998

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (DOLLAR AMOUNTS IN THOUSANDS - EXCEPT PER SHARE DATA)


                                                                            Fiscal Year Ended
                                                                   ------------------------------------
                                                                   February 1,  February 2,  January 28,
                                                                     1998         1997         1996
                                                                   (52 Weeks)   (53 Weeks)   (52 Weeks)
                                                                   ---------    ---------    ---------
Sales ..........................................................   $ 657,017    $ 633,189    $ 736,315
Cost of goods sold .............................................     495,082      479,099      558,627
                                                                   ---------    ---------    ---------
Gross profit ...................................................     161,935      154,090      177,688
                                                                   ---------    ---------    ---------
Expenses:
    Selling, general and administrative ........................     129,031      125,105      151,096
    Interest ...................................................      29,618       29,781       29,526
    Long-lived asset write-off .................................           -            -       78,551
    Store closing costs ........................................           -            -       21,397
                                                                   ---------    ---------    ---------
                                                                     158,649      154,886      280,570
                                                                   ---------    ---------    ---------
Income (loss) before provision for income
    taxes and extraordinary item ...............................       3,286         (796)    (102,882)
Income tax benefit .............................................           -            -       (7,863)
                                                                   ---------    ---------    ---------
Income (loss) before extraordinary item ........................       3,286         (796)     (95,019)
Extraordinary item .............................................       1,735            -          371
                                                                   ---------    ---------    ---------
Net income (loss) ..............................................       5,021         (796)     (94,648)
Effect of preferred stock reclassification .....................         756            -            -
Less provision for preferred dividends and discount amortization        (407)        (391)        (362)
                                                                   ---------    ---------    ---------
Net income (loss) available for common shares ..................   $   5,370    $  (1,187)   $ (95,010)
                                                                   =========    =========    =========

Basic income (loss) per share:
    Income (loss) before extraordinary item.....................   $     .62    $    (.24)   $   19.07)
    Extraordinary item..........................................         .30            -          .08
                                                                   ---------    ---------    ---------
    Basic income (loss).........................................   $     .92    $    (.24)   $  (18.99)
                                                                   =========    =========    =========

Diluted income (loss) per share:
    Income (loss) before extraordinary item.....................   $     .62    $    (.24)   $  (19.07)
    Extraordinary item..........................................         .29            -          .08
                                                                   ---------    ---------    ----------
    Diluted income (loss).......................................   $     .91    $    (.24)   $  (18.99)
                                                                   =========    =========    =========

See notes to consolidated financial statements.


                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
              (DOLLAR AMOUNTS IN THOUSANDS - EXCEPT PER SHARE DATA)
                                                                                           February 1,      February 2,
                                        ASSETS                                                1998             1997
                                                                                           -----------      -----------
Current assets:
    Cash................................................................................   $     6,816     $     6,973
    Accounts receivable, less allowance for doubtful accounts of $50 in both years......         8,384           6,919
    Merchandise inventories.............................................................       152,927         157,490
    Prepaid expenses....................................................................         2,838           2,993
    Property held for sale..............................................................             -           1,748
                                                                                           -----------     -----------
       Total current assets.............................................................       170,965         176,123
Property, buildings and equipment, net..................................................        40,812          42,403
Leased property under capital leases, less accumulated
    amortization of $15,387 and $14,604, respectively...................................        25,181          27,713
Deferred financing costs................................................................         2,755           3,176
Other assets............................................................................        20,368          19,773
                                                                                           -----------     -----------
                                                                                           $   260,081     $   269,188
                                                                                           ===========     ===========

                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable....................................................................   $    47,687     $    54,245
    Loan and security agreement.........................................................        45,194          57,115
    Accrued compensation................................................................         5,768           3,860
    Accrued interest....................................................................         6,668           7,668
    Store closing reserve...............................................................         1,564           4,521
    Other accrued expenses..............................................................        12,227          10,112
    Income taxes - deferred and current payable.........................................        12,546           8,101
    Current maturities of long-term debt................................................            47              47
    Current obligations under capital leases............................................         1,843           1,781
                                                                                           -----------     -----------
       Total current liabilities........................................................       133,544         147,450
Long-term debt, less current maturities.................................................       140,289         168,000
Obligations under capital leases, less current obligations..............................        32,156          33,999
Reserve for dividends...................................................................             -             342
Other long-term liabilities.............................................................         6,367           4,825
Commitments and contingencies (Note O)..................................................             -               -
Preferred stock subject to mandatory redemption:
    16-1/4% senior cumulative preferred stock, $1 par value;
       514 shares authorized; 0 and 514 shares issued and outstanding...................             -             514
    14-1/4% junior cumulative preferred stock, $1 par value;
       1,627 and 6,986 shares authorized; 0 and 1,627 shares issued and outstanding;
       redemption amount of $0 and $1,627, less unamortized discount....................             -           1,361
Common stockholders' equity:
    Common stock, $.01 par value; 25,000,000 and 10,000,000 shares authorized; 5,970,439
       and 5,004,942 shares issued and outstanding......................................            60              50
    Nonvoting common stock, $.01 par value; 4,000,000 and 2,000,000 shares authorized;
       3,050,473 and 0 shares issued and outstanding....................................            30               -
    Additional paid-in capital..........................................................        30,586             968
    Accumulated deficit.................................................................       (82,951)        (88,321)
                                                                                           -----------     -----------
       Total common stockholders' deficit...............................................       (52,275)        (87,303)
                                                                                           -----------     -----------
                                                                                           $   260,081     $   269,188
                                                                                           ===========     ===========

See notes to consolidated financial statements.


                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                          (DOLLAR AMOUNTS IN THOUSANDS)
                                                                                                     Retained
                                                                        Nonvoting     Additional     Earnings
                                                            Common       Common        Paid-in     (Accumulated
                                                            Stock        Stock         Capital       Deficit)
                                                          ---------     ---------     ---------     ---------
Balance at January 29, 1995.............................  $      50     $       -     $     950     $   7,876

  Net loss..............................................          -             -             -       (94,648)
  Amortization of discount on 14-1/4%
     junior cumulative preferred........................          -             -             -           (47)
  Cash dividends to preferred stockholders..............          -             -             -          (315)
  Stock sold under incentive stock option plan..........          -             -            18             -
                                                          ---------     ---------     ---------     ---------
Balance at January 28, 1996.............................         50             -           968       (87,134)

  Net loss..............................................          -             -             -          (796)
  Amortization of discount on 14-1/4%
     junior cumulative preferred........................          -             -             -           (49)
  Accrued dividends for preferred stockholders                    -             -                        (342)
                                                          ---------     ---------     ---------     ---------
Balance at February 2, 1997.............................         50             -           968       (88,321)

  Net income............................................          -             -             _         5,021
  Amortization of discount on 14-1/4%
        junior cumulative preferred.....................          -             -             -           (38)
  Accrued dividends for preferred stockholders..........          -             -             -          (369)
  Reclassification of preferred stock into common stock.          3             -         1,811           756
  Payment of notes with common stock....................          7            30        20,236             -
  Gain on payment of notes held by Venture (net of tax).          -             -         7,571             -
                                                          ---------     ---------     ---------     ---------
Balance at February 1, 1998.............................  $      60     $      30     $  30,586     $ (82,951)
                                                          =========     =========     =========     =========

    See notes to consolidated financial statements.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                Fiscal Year Ended
                                                                    -------------------------------------------
                                                                    February 1,     February 2,     January 28,
                                                                       1998            1997            1996
                                                                    (52 Weeks)      (53 Weeks)      (52 Weeks)
                                                                    -----------     -----------     -----------
Cash flows from operating activities:
  Net income (loss)                                                 $     5,021     $      (796)    $   (94,648)
                                                                    -----------     -----------     -----------
    Adjustments  to  reconcile  net  income  (loss) to net cash from operating activities:
      Depreciation and amortization...............................       12,593          11,658          15,345
      Provision (credit) for LIFO inventory valuation.............          606             874            (585)
      Provision (credit) for deferred income taxes................       (3,297)          3,305          (6,647)
      Noncash interest expense....................................        3,974           4,473           3,910
      Gain on disposal of assets..................................         (150)            (56)           (982)
      Deferred retirement benefits................................         (142)           (125)             13
      Extraordinary item..........................................       (1,735)              -            (371)
      Long-lived assets write-off.................................            -               -          78,551
      Store closing costs.........................................       (3,457)         (3,726)         21,397
      Decrease (increase) in merchandise inventories..............        3,957          (7,527)          4,532
      Increase in other operating assets..........................       (4,730)         (5,622)         (3,847)
      Decrease in accounts payable................................       (6,558)         (8,842)         (6,749)
      Increase (decrease) in income taxes payable.................        3,537          (3,250)         (4,607)
      Increase (decrease) in other operating liabilities..........        8,021          (1,943)           (345)
                                                                    -----------     -----------     -----------
    Total adjustments.............................................       12,619         (10,781)         99,615
                                                                    -----------     -----------     -----------
    Net cash from operating activities............................       17,640         (11,577)          4,967
                                                                    -----------     -----------     -----------
Cash flows from investing activities:
  Capital expenditures............................................       (6,654)         (4,947)         (9,265)
  Proceeds from disposal of assets................................        1,701             917           1,163
  Principal payments received on notes receivable.................           18              16              15
  Assets acquired for sale........................................            -            (391)              -
  Changes in constructed stores to be refinanced through lease
     financing....................................................        1,790          (5,845)         (4,412)
                                                                    -----------     -----------     -----------
    Net cash from investing activities............................       (3,145)        (10,250)        (12,499)
                                                                    -----------     -----------     -----------
Cash flows from financing activities:
  Borrowings (payments) under loan and security agreement, net....      (11,921)         25,527          10,986
  Principal payments on other long-term debt......................          (75)         (1,335)           (193)
  Dividends paid on preferred stock...............................            -               -            (315)
  Principal payments on promissory notes..........................            -               -            (641)
  Payments for deferred finance costs.............................         (225)            (54)            (13)
  Principal payments on capital lease obligations.................       (1,781)         (2,636)         (2,071)
  Fees related to payment of debt and reclasification
    of preferred stock............................................         (650)              -                         -
  Proceeds from sale of stock.....................................            -               -              18
                                                                    -----------     -----------     -----------
    Net cash from financing activities............................      (14,652)         21,502           7,771
                                                                    -----------     -----------     -----------
  Net (decrease) increase in cash.................................         (157)           (325)            239
  Cash at beginning of year.......................................        6,973           7,298           7,059
                                                                    -----------     -----------     -----------
  Cash at end of year.............................................  $     6,816     $     6,973     $     7,298
                                                                    ===========     ===========     ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid (received) during the year for:
    Interest......................................................  $    25,834      $   24,804     $    25,691
    Income taxes:
      Payments to taxing authorities..............................          112             386           3,622
      Refunds received from taxing authorities....................       (3,952)           (442)           (231)
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES:
  Capital lease obligations incurred when the Company entered
     into lease agreements for new store facilities and equipment.  $         -     $        11     $       620
  Capital lease obligations terminated............................            -               -             154
  Amortization of discount on junior cumulative preferred stock
     recorded as a direct charge to retained earnings.............           38              49              47
  Payment of interest in kind by increasing the
     principal amount of the notes................................        3,561           4,141           3,702
  Provision for dividends payable.................................          369             342               -
  Common stock issued in payment of notes
     and reclassification of preferred stock......................        8,690               -               -
  Nonvoting common stock issued in payment of notes...............       27,454               -               -
  Notes paid with, and preferred stock reclassified into,
     common stock.................................................      (36,144)              -               -

See notes to consolidated financial statements.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (DOLLAR AMOUNTS IN THOUSANDS - EXCEPT PER SHARE DATA)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Pamida Holdings Corporation (the "Company") was formed for the sole purpose of acquiring Pamida, Inc. ("Pamida") through a merger in a leveraged buy-out transaction which was consummated on July 29, 1986.

     CONSOLIDATION - The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiary, Pamida, and of Seaway Importing Company ("Seaway") and Pamida Transportation Company, wholly-owned subsidiaries of Pamida. All material intercompany accounts and transactions have been eliminated in consolidation.

     FISCAL YEAR - All references in these financial statements to fiscal years are to the calendar year in which the fiscal year ends.

     LINE OF BUSINESS - Through Pamida, the Company is engaged in the operation of general merchandise retail stores in a fifteen-state Midwestern, North Central and Rocky Mountain area. Seaway imports primarily seasonal merchandise for sale to Pamida. Pamida Transportation Company operated as a contract carrier for Pamida until July 1995, at which time independent contractors were engaged to provide all transportation needs of the Company. Because of the similarity in nature of the Company's businesses, the Company considers itself to be a single business segment.

     REVENUE RECOGNITION - Pamida operates its stores on a self-service, primarily cash-and-carry basis. Because of the insignificance of sales returns, revenue is recognized at the point-of-sale without allowance for returns.

     CASH FLOW REPORTING - For purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. There were no temporary investments at February 1, 1998 and February 2, 1997.

     MERCHANDISE INVENTORIES - Substantially all of the Company's inventory is stated at the lower of cost (last-in, first-out) or market.

     PROPERTY, BUILDINGS AND EQUIPMENT - Property, buildings and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives. Buildings and building improvements are generally depreciated over 8-40 years, while store, warehouse and office equipment, vehicles and aircraft equipment are generally depreciated over 3-10 years. Leasehold improvements are depreciated over the life of the lease or the estimated life of the asset, whichever is shorter.

     LEASED PROPERTY UNDER CAPITAL LEASES - Noncancellable financing leases are capitalized at the estimated fair value of the leasehold interest and are amortized on the straight-line method over the terms of the leases.

     LONG-LIVED ASSETS - When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of asset carrying values, including associated goodwill, using estimates of future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

     DEFERRED FINANCING COSTS AND ORIGINAL ISSUE DEBT DISCOUNT - Deferred financing costs are being amortized using the straight-line method over the terms of the issues which approximates the effective interest method. Original issue debt discount is being amortized using the effective interest method over the terms of the issues.

     ADVERTISING COSTS - Advertising costs are expensed as incurred and totaled $10,468, $11,653 and $16,381 for fiscal years 1998, 1997 and 1996, respectively.

     PRE-OPENING EXPENSES - Costs related to opening new stores are expensed as incurred.

     STOCK-BASED COMPENSATION - The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25).

     EARNINGS PER SHARE - In February 1997, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS 128 requires dual presentation of basic and diluted earnings per share for all periods for which an income statement is presented. Basic income per common share is based on the weighted average outstanding common shares during the respective period. Diluted income per share is based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options. All prior period income per share data has been restated in accordance with SFAS 128.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     NEW ACCOUNTING PRONOUNCEMENTS - In June 1997, the FASB adopted SFAS No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This statement is effective for the Company's fiscal 1999 financial statements. SFAS 131, also effective in fiscal 1999, redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company currently complies with most provisions of the statements and any incremental disclosure required is expected to be minimal.

     RECLASSIFICATIONS - Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

B.  EXCHANGE  OF  DEBT  AND   PREFERRED   STOCK  FOR  COMMON  STOCK  AND RELATED
    EXTRAORDINARY ITEM

     On November 14, 1997, the stockholders of the Company approved various proposals necessary to effect the payment of all of the Company's outstanding Senior Promissory Notes, Subordinated Promissory Notes and Junior Subordinated Promissory Notes (collectively, the "Notes") with common stock and to change and reclassify all of the Company's outstanding preferred stock into common stock.

     In connection with these transactions, which became effective on November 18, 1997, the Company issued 965,497 shares of Common Stock and 3,050,473 shares of Nonvoting Common Stock. The Nonvoting Common Stock was issued only to 399 Venture Partners, Inc. ("Venture"), an affiliate of Citicorp, and is convertible into Common Stock on a share-for-share basis upon certain conditions. Common Stock was issued to all other holders of Notes and to all holders of Preferred Stock.

     The aggregate redemption value of the Preferred Stock at the effective date of the transactions was $2,968, comprised of $1,000 per share stated liquidation value plus accrued dividends. The aggregate principal amount and accrued interest on the Notes at the effective date of the transactions was $33,175. Based upon a value of $9 per share for purposes of the transactions, (i) 329,815 shares of Common Stock were issued to the holders of Preferred Stock resulting in a net gain to the Company of $756, credited directly to retained earnings,
(ii) 635,682 shares of Common Stock were issued to Note holders other than Venture resulting in a net gain to the Company of $1,735, reflected as an extraordinary item in the consolidated statement of operations, and (iii) 3,050,473 shares of Nonvoting Common Stock were issued to Venture resulting in a net gain to the Company of $7,571, credited directly to paid-in capital. These net gains represent the excess of the value of the Common Stock for purposes of the transactions over the value of the stock as determined by the closing market price of the Common Stock as of the transaction date, net of applicable transaction costs, unamortized discounts, and income taxes.

C.  NET INCOME PER COMMON SHARE

     The following table provides a reconciliation between basic and diluted income per share (income and shares in thousands):

                                               1998                          1997                             1996
                                 ---------------------------     ---------------------------     ---------------------------
                                                   Per-Share                       Per-Share                       Per-Share
                                 Income   Shares    Amount       Income   Shares    Amount       Income   Shares     Amount
                                 ---------------------------     ---------------------------     ---------------------------
Income (loss) before
  extraordinary item             $3,286                          $ (796)                         $(95,019)
Less provision for
  preferred dividends and
  discount amortization            (407)                           (391)                             (362)
Effect of preferred stock
  reclassification                  756                               -                                -
                                 ------                          ------                          --------
Basic income (loss)  per share
  before extraordinary item       3,635   5,843    $     .62     (1,187)  5,005    $   (. 24)     (95,381)  5,003  $  (19.07)

Effect of dilutive stock options      -      32                       -       -                         -       -
                                 ---------------------------     ---------------------------     ---------------------------

Diluted income (loss)  per share
  before extraordinary item      $3,635   5,875    $     .62     $(1,187) 5,005    $    (.24)    $(95,381)  5,003  $  (19.07)
                                 ===========================     ===========================     ============================

D.   MERCHANDISE INVENTORIES

     Total inventories would have been higher at February 1, 1998 and February 2, 1997 by $7,180 and $6,574, respectively, had the FIFO (first-in, first-out) method been used to determine the cost of all inventories. On a FIFO basis, net income (loss) before extraordinary item would have been $3,892, $78 and $(95,604), respectively, for fiscal years 1998, 1997, and 1996. During fiscal years 1998, 1997, and 1996, certain inventory quantities were reduced resulting in a liquidation of certain LIFO layers carried at costs which were lower than the cost of current purchases, the effect of which increased net income by $263, $116, and $125, respectively.

E.   PROPERTY, BUILDINGS AND EQUIPMENT

     Property, buildings and equipment consists of:

                                                        Feb. 1,       Feb. 2,
                                                         1998          1997
                                                       ---------     ---------
     Land and land improvements.....................   $   4,030     $   4,013
     Buildings and building improvements............      22,183        22,076
     Store, warehouse and office equipment..........      59,842        59,668
     Vehicles and aircraft equipment................       1,551         1,513
     Leasehold improvements.........................      16,944        16,497
                                                       ---------     ---------
                                                         104,550       103,767
     Less accumulated depreciation and amortization.      63,738        61,364
                                                       ---------     ---------
                                                       $  40,812     $  42,403
                                                       =========     =========

F.   OTHER ASSETS

     Other assets consist of:
                                                        Feb. 1,       Feb. 2,
                                                         1998          1997
                                                       ---------     ---------
     Constructed stores to be refinanced through
       lease financing..............................   $   7,969     $  10,257
     Unamortized software costs, net................      10,435         7,541
     Other..........................................       1,964         1,975
                                                       ---------     ---------
                                                       $  20,368     $  19,773
                                                       =========     =========

     The Company contracted for the construction of two and five store locations during the periods ended January 28, 1996 and February 2, 1997, respectively. The construction costs capitalized are recorded as other long-term assets during the period of construction and for the period following completion of construction to the date of sale of such stores through a lease financing arrangement. The construction costs for five stores remain in Other Assets at February 1, 1998. The cost of construction has been financed through the Company's working capital and cash flow from operations. The Company expects to obtain lease financing under favorable terms for each of the constructed stores in the near future.

G.  FINANCING AGREEMENTS

     Effective March 17, 1997, the term of Pamida's committed Loan and Security Agreement (the Agreement) was extended to March 2000, and the maximum borrowing limit of the facility was increased to $95,000 from $70,000, which had been the limit throughout fiscal 1997. Prior to March 17, 1997, borrowings under the Agreement bore interest at a rate which was 0.75% per annum greater than the applicable prime rate. Effective March 17, 1997, borrowings under the Agreement bear interest at a rate which is tied to the applicable prime rate or the London Interbank Offered Rate (LIBOR), generally at Pamida's discretion. The amounts Pamida is permitted to borrow under the Agreement are determined by a formula based upon the amount of Pamida's eligible inventory from time to time.

     Borrowings of Pamida under the Agreement are secured by security interests in substantially all of the current assets (including inventory) of Pamida and by liens on certain real estate interests and other property of Pamida. The Company and two subsidiaries of Pamida have guaranteed payment and performance of Pamida's obligations under the Agreement and have pledged some or all of their respective assets, including the stock of Pamida owned by the Company, to secure such guarantees.

     The Agreement contains provisions imposing operating and financial restrictions on the Company. Certain provisions of the Agreement require the maintenance of specified amounts of tangible net worth (as defined) and working capital (as defined) and the achievement of specified minimum amounts of cash flow (as defined). Other restrictions in the Agreement and those provided under the Indenture relating to the Senior Subordinated Notes will affect, among other things, the ability of Pamida to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, create liens, enter into leases, sell assets or engage in mergers or acquisitions, make capital expenditures and make investments.

     The maximum amount of borrowings under the Agreement during fiscal 1998 and 1997 was $66,461 and $69,256, respectively. The weighted average amounts of borrowings under the Agreement for fiscal 1998 and 1997 were $52,869 and $43,002, respectively; and the weighted average interest rates were 9.8% and 10.0%, respectively.

     Long-term debt consists of:
                                                              Feb. 1,    Feb. 2,
                                                               1998       1997
                                                             --------   --------
     Senior Subordinated Notes, 11.75%, due March 2003 .. $140,000 $140,000 Industrial development bond, 5.5%, due in monthly
       installments through 2005.........................         336        411
     Senior promissory notes, 15.5%, interest paid
       in kind quarterly.................................           -      4,926
     Subordinated promissory notes,  16%, interest paid
       in kind quarterly.................................           -     13,454
     Junior subordinated promissory notes, 16.25%, net of
       unamortized discount of $0 and $878, interest paid
       in kind quarterly.................................           -      9,256
                                                             --------   --------
                                                              140,336    168,047
     Less current maturities.............................          47         47
                                                             --------   --------
                                                             $140,289   $168,000
                                                             ========   ========

     As of February 1, 1998, the fair value of long-term debt was $144,489 compared to its recorded value of $140,289. The fair value of long-term debt was estimated based on quoted market values for the notes. The aggregate maturities of long-term debt totals $47 in each of the next five fiscal years.

     The Senior Subordinated Notes are unsecured and are subordinate borrowings under the Agreement. Presently, under the most restrictive debt covenants, the Company is not permitted to pay dividends on its common stock.

     The senior, subordinated and junior subordinated promissory notes of the Company were amended to provide that, until the obligations of the Company and Pamida under certain loan agreements had been paid in full, the quarterly interest payments on the notes were to be paid-in-kind by increasing the principal amount of each note on the applicable quarterly payment date by the amount of accrued interest then being paid-in-kind. Interest on the notes paid-in-kind accrued at a rate which, in each case, was two percentage points higher than the applicable cash interest rate. See Note B describing the transaction effecting the payment of these notes with shares of common stock of the Company which was effective November 18, 1997.

H.   INCOME TAXES

     Components of the income tax provision (benefit) from continuing operations are as follows:

                                                            Year Ended
                                                   ----------------------------
                                                   Feb. 1,   Feb. 2,   Jan. 28,
                                                    1998      1997       1996
                                                   -------   -------   -------
Current:
  Federal.....................................     $   491   $(3,155)  $  (993)
  State.......................................         311      (150)     (223)
                                                   -------   -------   -------
                                                       802    (3,305)   (1,216)
                                                   -------   -------   -------
Deferred:
  Federal.....................................      (1,616)    3,189    (5,865)
  State.......................................        (330)      116      (782)
Utilization of tax benefit carryforward.......       2,718         -         -
Change in beginning of year
  valuation allowance.........................      (1,574)        -         -
                                                   -------   -------   -------
                                                      (802)    3,305    (6,647)
                                                   -------   -------   -------
Total benefit from continuing operations......     $     -   $     -   $(7,863)
                                                   =======   =======   =======

     The differences between the U.S. Federal statutory tax rate and the Company's effective tax rate are as follows:

                                                            Year Ended
                                                   ----------------------------
                                                   Feb. 1,   Feb. 2,   Jan. 28,
                                                    1998      1997      1996
                                                   -------   -------   -------
Statutory rate................................        34.0%    (34.0)%   (34.0)%
State income tax effect.......................         4.6      (2.8)%    (1.3)%
Amortization of the excess of cost over
  net assets acquired.........................           -         -      23.9
Valuation allowance...........................       (40.9)     25.1       3.6
Accretion of discount on junior
  subordinated debt...........................         1.3       6.8       0.1
Other.........................................         1.0       4.9       0.1
                                                   -------   -------   -------
                                                         -         -      (7.6)%
                                                   =======   =======   =======

     In fiscal 1998, income tax expense allocated to the extraordinary item was $379 and income tax expense charged directly to stockholders' equity was $1,821. These amounts are net of a change in the beginning of year valuation allowance of $2,495.

     Significant temporary differences between reported and taxable income that give rise to deferred tax assets and liabilities were as follows:

                                                   Feb. 1,   Feb. 2,
                                                    1998      1997
                                                   -------   -------
Net current deferred tax liabilities:
  Inventories.................................     $13,910   $15,302
  Prepaid insurance...........................         172       210
  Other.......................................         423       412
  Post employment health costs................        (135)     (189)
  Accrued expenses............................      (2,192)     (941)
  Store closing costs.........................      (1,246)   (2,570)
                                                   -------   -------
    Net current deferred tax liabilities......      10,932    12,224
                                                   -------   -------

Net long-term deferred tax liabilities:
  Property, buildings and equipment...........       2,096     2,862
  Other.......................................       1,836     1,436
  Valuation allowance.........................           -     4,069
  Capital leases..............................      (3,377)   (3,089)
  Tax benefit carryforward....................        (800)   (3,518)
                                                   -------   -------
Net long-term deferred tax (asset) liabilities        (245)    1,760
                                                   -------   -------
Net total deferred tax liabilities............     $10,687   $13,984
                                                   =======   =======

     Net long-term deferred tax (asset) liabilities are classified with other assets or other long-term liabilities in the consolidated balance sheets of the Company. As of February 1, 1998 the Company had alternative minimum tax credit carryforwards totaling $800, which do not expire.

I.  LEASES

     The majority of store facilities are leased under noncancelable leases. Substantially all of the leases are net leases which require the payment of property taxes, insurance and maintenance costs in addition to rental payments. Certain leases provide for additional rentals based on a percentage of sales and have renewal options for one or more periods totaling from one to twenty years.

     At February 1, 1998 the future minimum lease payments under capital and operating leases with rental terms of more than one year amounted to:


     Fiscal Year Ending                             Capital   Operating
                                                    Leases     Leases
                                                   --------   --------
     1999.......................................   $  5,659   $ 10,996
     2000.......................................      5,442      8,867
     2001.......................................      5,352      7,554
     2002.......................................      5,267      6,788
     2003.......................................      5,255      6,076
     Later years................................     36,129     61,356
                                                   --------   --------
     Total minimum obligations..................     63,104   $101,637
                                                   --------   ========
     Less amount representing interest..........     29,105
                                                   --------
     Present value of net minimum lease payments     33,999
     Less current portion.......................      1,843
                                                   --------
     Long-term obligations......................   $ 32,156
                                                   ========

     The minimum rentals under operating leases have not been reduced by minimum sublease rentals of $157 due in the future under noncancelable subleases.

     Total rental expense related to all operating leases (including those with terms less than one year) is as follows:

                                                           Year Ended
                                                   ---------------------------
                                                   Feb. 1,   Feb. 2,   Jan. 28,
                                                    1998      1997       1996
                                                   -------   -------   -------
     Minimum rentals............................   $11,669   $10,938   $11,715
     Contingent rentals.........................       272       258       399
     Less sublease rental income................      (705)     (735)     (852)
                                                   -------   -------   -------
                                                   $11,236   $10,461   $11,262
                                                   =======   =======   =======

J. SAVINGS AND OTHER POSTEMPLOYMENT BENEFITS PLANS

     Pamida has adopted a 401(k) plan that covers all employees who are 21 years of age with one or more years of service. Participants can contribute from 1% to 15% of their pre-tax compensation. Pamida has currently elected to match 50% of the participant's contribution up to 5% of compensation. Pamida's savings plan contribution expenses for fiscal years 1998, 1997 and 1996, were $765, 770, and $749, respectively.

     Prior to December 1993, the Company had agreed to continue to provide health insurance coverage and pay a portion of the health insurance premiums until age 65 for individuals who retire if the individual was eligible to participate in the plan, had attained age 55, had completed ten or more consecutive years of service and elected to continue on the Company plan. The plan is unfunded, and the Company had the right to modify or terminate these benefits. In December 1993, the Company amended the Plan to no longer offer postretirement health benefits for employees retiring after February 1, 1994.

     The components of periodic expense for postretirement benefits in fiscal 1998, 1997 and 1996 were as follows:

                                                      Feb. 1,  Feb. 2,  Jan. 28,
                                                       1998     1997     1996
                                                      ------   ------   ------
     Annual postretirement benefit expense:
       Interest cost...............................   $   11   $   16   $   32
       Amortization of unrecognized net obligations      (73)     (44)      (6)
                                                      ------   ------   ------
     Annual postretirement benefit (income) expense   $  (62)  $  (28)  $   26
                                                      ======   ======   ======

     The accumulated postretirement benefit obligation consists of:

                                                      Feb. 1,  Feb. 2,
                                                       1998     1997
                                                      ------   ------
     Accumulated postretirement
       benefit obligation..........................   $  163   $  194
     Unrecognized gain.............................      189      299
                                                      ------   ------
     Accrued expense...............................   $  352   $  493
                                                      ======   ======

     A 5% increase in the cost of covered health care benefits was assumed for both fiscal 1998 and 1997. The rate of 5% is assumed to remain level after fiscal 1998. Assuming a 1% increase in the health care trend rate, the annual postretirement benefit expense would remain the same for both fiscal 1998 and 1997, and the unfunded accumulated postretirement benefit obligation would increase by $2 and $4 for fiscal 1998 and 1997, respectively. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% for both fiscal 1998 and 1997.

K. PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

     See Note B describing the change and reclassification of all preferred stock into common stock of the Company, effective November 18, 1997. Prior to the reclassification, the Company was obligated to redeem all outstanding shares of senior cumulative and junior cumulative preferred stock on December 31, 2001, at a price not to exceed the liquidation value which was $1,000 per share plus any accrued dividends. Subject to certain loan restrictions, the Company could, at any time, have redeemed all or any portion of the preferred stock outstanding at a price of $1,000 per share plus any accrued dividends.

     Each share of senior cumulative and junior cumulative preferred stock entitled its holder to receive a quarterly dividend of 16.25% and 14.25% per annum, respectively, of the liquidation value from the date of issuance until redeemed. Both series of preferred stock were nonvoting, and any unpaid dividends were added to the liquidation value until paid.

     The General Corporation Law of the State of Delaware, under which the Company and Pamida are incorporated, allows a corporation to declare or pay a dividend only from its surplus or from the current or the prior year's earnings. Due to the accumulated deficit resulting primarily from the store closings and the write-off of goodwill and other long-lived assets recognized in the fourth quarter of fiscal 1996, the Company and Pamida did not declare or pay any cash dividends in fiscal 1998 or 1997 and could pay cash dividends in ensuing years only to the extent that the Company and Pamida satisfied the applicable statutory standards which included the Company's having a net worth equal to at least the aggregate par value of the preferred stock which amounted to $2. A provision for preferred stock dividends has been recorded in the fiscal 1998 and 1997 financial statements. The cumulative dividend rate on the preferred stock increased by 0.5% per quarter (with a maximum aggregate increase of 5%) on each quarterly dividend payment date on which the preferred stock dividends were not paid currently on a cumulative basis. As a result of the reclassification of the preferred stock into common stock, the Company's obligation for further preferred stock dividend payments or accrual has been eliminated.

     The difference between the fair value of the junior cumulative preferred stock at issuance and the mandatory redemption value was recorded through periodic accretions, using the effective interest method with a related charge to retained earnings.

L. STOCK OPTIONS

     On November  24, 1992,  the Board of  Directors of the Company  adopted the
Pamida Holdings Corporation 1992 Stock Option Plan (the "Plan"), which was approved by the Company's stockholders in May 1993. The Plan, administered by a Committee of the Board of Directors, provides for the granting of options to key employees of the Company and its subsidiaries to purchase up to an aggregate of 350,000 shares of Common Stock of the Company. Options granted under the Plan may be either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or non-qualified options. Options granted under the Plan will be exercisable during the period fixed by the Committee for each option; however, in general, no option will be exercisable earlier than one year after the date of its grant, and no incentive stock option will be exercisable more than ten years after the date of its grant. The option exercise price must be at least 100% of the fair market value of the Common Stock on the date of the option grant. No compensation expense related to stock options was recorded during fiscal 1998, 1997 or 1996.

     On March 5, 1998, the Board of Directors of the Company adopted the Pamida Holdings Corporation 1998 Stock Incentive Plan (the "1998 Plan") which will require approval by the stockholders to become effective. The 1998 Plan authorizes 500,000 shares of Common Stock for option grants or other awards to eligible officers and other key employees of the Corporation. No grants or other awards have been made under the 1998 Plan.

     The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), which utilizes the intrinsic value method.

     A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:

                                      Feb. 1, 1998           Feb. 2, 1997           Jan. 28, 1996
                                   ------------------     ------------------     ------------------
                                             Weighted               Weighted               Weighted
                                             Average                Average                Average
                                             Exercise               Exercise               Exercise
                                   Number     Price       Number     Price       Number     Price
                                   -------   --------     -------   --------     -------   --------
Outstanding - beginning of year    302,816   $   4.39     296,546   $   5.05     227,545   $   4.33

Granted                             40,700       3.06      86,800       2.37     122,205       6.80

Expired/terminated                  21,083       4.93      80,530       4.66      48,246       6.22

Exercised                                -          -           -          -       4,958       3.63
                                   -------   --------     -------   --------     -------   --------
Outstanding - end of year          322,433   $   4.19     302,816   $   4.39     296,546   $   5.05
                                   =======   ========     =======   ========     =======   ========

     There were 161,093, 123,616 and 85,474 options exercisable at February 1, 1998, February 2, 1997 and January 28, 1996, respectively.

     The following table summarizes information about stock options outstanding as of February 1, 1998:

                    Options Outstanding                    Options Exercisable
-------------------------------------------------------   ----------------------
                                  Weighted
                                  Average      Weighted                 Weighted
                                 Remaining     Average                  Average
   Range of         Number      Contractual    Exercise     Number      Exercise
Exercise Prices   Outstanding      Life          Price    Exercisable     Price
---------------   -----------   ------------   --------   -----------   --------
$  1.94 - $2.78        77,300      8.5 Years   $   2.36        15,460   $   2.36
   3.06                39,200      9.1 Years       3.06             -       0.00
   3.63 -  5.75       167,933      6.2 Years       4.61       130,433       4.37
   7.19                38,000      7.1 Years       7.19        15,200       7.19
---------------   -----------   ------------   --------   -----------   --------
$  1.94 - $7.19       322,433      7.2 Years   $   4.19       161,093   $   4.45
===============   ===========   ============   ========   ===========   =======-

     If compensation cost for the Company's Plan had been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                  Feb. 1,   Feb. 2,    Jan. 28,
                                                   1998      1997        1996
                                                  ------    -------    --------
Net income (loss)                 As reported     $5,370    $(1,187)   $(95,010)
                                  Pro forma        5,326     (1,235)    (95,046)

Basic income (loss) per share     As reported        .92       (.24)     (18.99)
                                  Pro forma          .91       (.25)     (19.00)

Diluted income (loss) per share   As reported        .91       (.24)     (18.99)
                                  Pro forma          .91       (.25)     (19.00)


     The weighted average fair value of options granted during the year was $1.43, $0.70 and $2.86 per option for fiscal 1998, 1997 and 1996, respectively. The fair value of options granted under the Plan was estimated at the date of grant using a binomial options pricing model with the following assumptions:

                                              Feb. 1,    Feb. 2,     Jan. 28,
                                               1998       1997        1996
                                              ------     ------      -------
Risk-free interest rate                         6.5%       6.0%        7.0%
Dividend yield                                  0.0%       0.0%        0.0%
Expected volatility                             8.4%       8.1%        8.1 %
Expected life (years)                           6.0 years  6.6 years   6.7 years

M.  CAPITAL STOCK

     As described in Note B, the Company issued an additional 965,497 shares of Common Stock and 3,050,473 shares of Nonvoting Common Stock during fiscal 1998. Accordingly, the Company had 5,970,439 shares of Common Stock and 3,050,473 shares of Nonvoting Common Stock outstanding at February 1, 1998. The Nonvoting Common Stock is held entirely by 399 Venture Partners, Inc. which is also the Company's largest holder of Common Stock. The Nonvoting Common Stock is convertible into Common Stock on a share-for-share basis upon certain conditions. The Company had 5,004,942 shares of Common Stock and no shares of Nonvoting Common Stock outstanding at February 2, 1997.

N. EXTRAORDINARY ITEMS

     As described in Note B, on November 18, 1997 the Company issued 635,682 shares of common stock to certain holders of Notes which resulted in an extraordinary gain. On July 31, 1995, the Company made an offer to purchase for cash 39.5% of the aggregate outstanding principal amount of 14% Subordinated Promissory Notes (Notes) of Pamida Holdings Corporation. The offered purchase price was 50% of the principal amount to be purchased. In the third quarter of fiscal 1996, the Company redeemed Notes tendered in the aggregate principal amount of $1,281 and made cash payments of $641, resulting in an after-tax gain of $371.

O.  COMMITMENTS AND CONTINGENCIES

     Pamida has employment agreements with three key executive officers which expire in 2000 and 2001. In addition to a base salary, the agreements provide for a bonus to be paid if certain Company performance goals are achieved. Also, in March 1997, the Board of Directors approved a long-term incentive compensation program in order to enhance retention of certain key members of management. Payout under such program is tied to continued employment and future Company common stock price appreciation.

     During fiscal 1996, the Company received $967 from Pamida as a reimbursement for certain tax benefits derived by Pamida. Such remittance, along with $18 from the exercise of certain stock options, was used by the Company to redeem Subordinated Promissory Notes as described in Note N, to repay to Pamida intercompany balances totaling $29, and to pay quarterly dividends on preferred stock totaling $315.

     On February 1, 1998, the Company had standby letters of credit outstanding totaling $2,379 related to the Company's self-insured retention of worker's compensation liabilities and future rental payments on a warehouse. Additional letters of credit outstanding totaling $5,017 were committed for purchases of merchandise inventory.

P. IMPAIRMENT OF LONG-LIVED ASSETS RECORDED IN FISCAL 1996

     During fiscal 1996, weak trends in the retail industry combined with increasing competition lowered the operating results of the Company. Therefore, during the fourth quarter of fiscal 1996, management reviewed its expectations for near- and long-term performance of the Company and revised its income projections to reflect developing and projected trends, primarily in comparable-store-sales growth, gross margins, operating expenses and interest expenses. Consequently, the recoverability of the Company's long-lived assets was also reassessed.

     In the fourth quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121 Accounting For the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS 121). This financial accounting standard requires the Company to perform an analysis of the recoverability of the net book value of long-lived assets. The Company analyzed cash flows on an individual store basis to assess recoverability of store level long-lived assets including allocated goodwill.

     As a result of this analysis, impairment was indicated at certain stores, and a noncash pre-tax charge was recorded as illustrated in the table below. The impairment losses were based on fair value which was determined through discounted cash flows for the particular stores utilizing a rate commensurate with the associated risks. The effect of this accounting change was to increase the net loss for the year by $24,693, or $4.94 per basic and diluted share.

     The Company also analyzed the value of its remaining goodwill and favorable leasehold interests not impaired under the store-level SFAS 121 analysis using its historical method under Accounting Principles Board Opinion No. 17 (APB 17) and determined that such remaining amounts also were impaired. For this analysis the value of the goodwill and favorable leasehold interests was determined by projecting aggregate net income and adjusting it by adding back amortization of intangible assets. With respect to the projections of net income used to evaluate intangible assets impairment, management made several assumptions in projecting their best estimate of the results of future operations of the Company. The most significant assumptions were an estimated remaining useful life of goodwill of fifteen years, modest annual comparable store sales growth, gross margin rates consistent with those experienced over the past fiscal year in the stores not being closed, an annual expense escalation consistent with recent inflation trends and the ability to refinance debt maturities as they come due.

     These assumptions resulted in aggregate undiscounted adjusted net income for the fifteen-year forecast period of approximately $5,186, which reflects aggregate pre-tax interest expense of approximately $398,000 payable in cash and $86,000 payable "in kind" (PIK). The $5,186 of aggregate adjusted net income for the fifteen-year forecast period also reflected projected adjusted net losses for fiscal 1997 of $4,522, which included cash interest expense of $26,242 and PIK interest of $4,453, and for fiscal 1998 of $2,863, which included cash interest expense of $26,581 and PIK interest of $5,121. For fiscal 1999, the Company projected adjusted net income of approximately $967, which included cash interest expense of approximately $26,581 and PIK interest of $5,889. Due to the uncertainty of projections beyond 1999, this level of adjusted net income was assumed to continue for each of the remaining fiscal years in the projection period. As a result of this evaluation in fiscal 1996, management concluded that the remaining goodwill and favorable leasehold interests were fully impaired.

     Pre-Tax Components of Long-Lived Asset Write-Off As Reflected in the Statement of Operations for the year ended January 28, 1996:

                                            SFAS        APB
                                             121        17        Total
                                           -------    -------    -------
     Goodwill..........................    $20,607    $49,406    $70,013
     Favorable leasehold interests.....      4,245      1,917      6,162
     Property, buildings and equipment.      2,376          -      2,376
                                           -------    -------    -------
     Total.............................    $27,228    $51,323    $78,551
                                           =======    =======    =======

     The goodwill was originally recorded in July 1986 when Pamida Holdings Corporation acquired Pamida, Inc. through a leveraged buy-out and represented the excess of the purchase price over the fair value of the net assets acquired. Goodwill had been amortized on a straight-line basis over a forty-year period but, due to the trends cited above, its estimated remaining useful life was adjusted to fifteen years during the fourth quarter of fiscal 1996.

Q.  STORE CLOSINGS IN FISCAL 1996

     As discussed in Note P above, the Company's operating performance during fiscal 1996 was below plan. Management's analysis of individual stores' operations and cash flows resulted in the identification of forty unprofitable or competitive market stores which did not fit the Company's niche market strategy. Consequently, a charge was recorded at January 28, 1996 as indicated below to cover the costs necessary to close these stores. The Company received positive net cash flow from closing the stores due to cash generated from the disposition of related inventories. The amounts the Company will ultimately realize from the disposal of assets or pay on the resolution of liabilities may differ from the estimated amounts utilized in arriving at the income statement effect.

     Pre-Tax Components of fiscal 1996 Store Closing Costs:
                                                           Income
                                                          Statement
                                                           Effect
                                                           --------
     Real estate exit costs and write-off of property,
      buildings, and equipment........................    $ 11,455
     Inventory liquidation............................       9,080
     Professional charges.............................         314
     Severance and other costs and fees...............         548
                                                           --------
     Total............................................     $ 21,397
                                                           ========

     The store closing reserve balance as of January 28, 1996 included amounts related to real estate, inventory, severance, professional fees and other costs of closing the forty stores. The liquidation of the closing stores inventory was completed in the second quarter of fiscal 1997. All known ancillary costs of the store closings have been paid except those related to the remaining real estate. During fiscal years 1997 and 1998, the Company negotiated settlements on twenty-five closed store properties which had been leased, three which had been subleased, and sold eight closed store properties which had been owned. As of February 1, 1998, the Company remains liable for lease obligations on seven closed store properties. The Company anticipates that final disposition of the remaining obligations will be completed in fiscal 1999 and 2000. There were no adjustments made during fiscal 1998 and 1997 to the store closing reserve other than cash inflows and outflows related to the store closings.

     The store closing reserve is presented in the balance sheets as follows:

                                                            Feb. 1,    Feb. 2,
                                                             1998       1997
                                                           --------   --------
     Store closing reserve (short-term)...............     $  1,564   $  4,521
     Amount included in other
       long-term liabilities..........................        1,690      2,190
                                                           --------   --------
     Total............................................     $  3,254   $  6,711
                                                           ========   ========

R.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended February 1, 1998 and February 2, 1997:

                                       May 4,        August 3,    November 2,    February 1,
        Fiscal 1998                     1997           1997           1997           1998           Year
--------------------------------    -----------    -----------    -----------    -----------    -----------
Sales ..........................    $   144,564    $   163,217    $   158,749    $   190,487    $   657,017
Gross profit....................         33,268         41,502         37,854         49,311        161,935

(Loss) income before
  extraordinary item............         (5,459)           563            340          7,842          3,286

Extraordinary item..............              -              -              -          1,735          1,735

Net (loss) income                        (5,459)           563            340          9,577          5,021
Effect of preferred stock
  reclassification..............              -              -              -            756            756
Less provision for preferred
  dividends and discount
  amortization..................           (105)          (165)          (137)             -           (407)
                                    -----------    -----------    -----------    -----------    -----------
Net (loss) income available
  for common shares                 $    (5,564)   $       398    $       203    $    10,333    $     5,370
                                    ===========    ===========    ===========    ===========    ===========

Basic (loss) income per share:
  (Loss) income before
    extraordinary item..........    $     (1.11)   $       .08    $       .04    $      1.03    $       .62
  Extraordinary item............              -              -              -            .21            .30
                                    -----------    -----------    -----------    -----------    -----------
  Basic (loss) income...........    $     (1.11)   $       .08    $       .04    $      1.24    $       .92
                                    ===========    ===========    ===========    ===========    ===========
Diluted (loss) income per share:
  (Loss) income before
    extraordinary item..........    $     (1.11)   $       .08    $       .04    $      1.02    $       .62
  Extraordinary item............              -              -              -            .21            .29
                                    -----------    -----------    -----------    -----------    -----------
  Diluted (loss) income.........    $     (1.11)   $       .08    $       .04    $      1.23    $       .91
                                    ===========    ===========    ===========    ===========    ===========


                                     April 28,      July 28,      October 27,    February 2,
        Fiscal 1997                    1996           1996           1996           1997           Year
--------------------------------    -----------    -----------    -----------    -----------    -----------
Sales...........................    $   131,786    $   155,817    $   151,980    $   193,606    $   633,189
Gross profit....................         31,575         37,096         36,446         48,973        154,090
Net (loss) income...............         (4,742)        (1,294)           189          5,051           (796)

Less provision for preferred
  dividends and discount
  amortization..................            (93)           (97)           (99)          (102)          (391)
                                    -----------    -----------    -----------    -----------    -----------
Net (loss) income available for
  common shares.................    $    (4,835)   $    (1,391)   $        90    $     4,949    $    (1,187)
                                    ===========    ===========    ===========    ===========    ===========

Basic and diluted (loss)
  income per share..............    $      (.97)   $      (.28)   $       .02    $       .99    $      (.24)
                                    ===========    ===========    ===========    ===========    ===========

FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this annual report contains certain forward-looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions, Company performance, Year 2000 compliance and financial results. The statements are based on many assumptions and factors including sales results, expense levels, competition and interest rates as well as other risks and uncertainties inherent in the Company's business, capital structure and the retail industry in general. Any changes in these factors could result in significantly different results. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements which may be made from time to time by or on behalf of the Company.

DIRECTORS, MANAGEMENT AND CORPORATE INFORMATION

DIRECTORS

L. David Callaway, III(2)
Chairman and Chief Executive Officer,
Express Messenger Systems, Inc.

Stuyvesant P. Comfort(1)
Business Development and Investment Analyst,
Microsoft Corporation

Steven S. Fishman
Chairman, Chief Executive Officer, and President

M. Saleem Muqaddam(1)(2)
Vice President,
Citicorp Venture Capital, Ltd.

Peter J. Sodini(1)(2)
President and Chief Executive Officer,
The Pantry, Inc.

Frank A. Washburn
Executive Vice President, Chief Operating Officer, and Secretary

(1) Member of Compensation and Stock Option Committees
(2) Member of Audit Committee

MANAGEMENT

Steven S. Fishman*
Chairman, Chief Executive Officer,
and President

Frank A. Washburn*
Executive Vice President,
Chief Operating Officer,
and Secretary

George R. Mihalko*
Senior Vice President,
Chief Financial Officer, Treasurer,
and Assistant Secretary

Robert C. Hafner
Senior Vice President, Marketing and
Business Development - Pamida, Inc.

Don G. Hendricksen
Senior Vice President, General
Merchandise Manager, Hardlines - Pamida, Inc.

Paul L. Knutson
Senior Vice President,
Human Resources - Pamida, Inc.

Stephen D. Robinson
Senior Vice President, General
Merchandise Manager, Softlines - Pamida, Inc.

Kurt Streitz
Senior Vice President,
Chief Information Officer - Pamida, Inc.

*Executive Officers

CORPORATE INFORMATION

CORPORATE OFFICES

8800 "F" Street
Omaha, Nebraska 68127-1574

Investor Relations:  (402) 339-2400
Internet Address: www.pamida.com

FORM 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to Pamida Holdings Corporation, Attn:
Investor Relations, P.O. Box 3856, Omaha, Nebraska 68103-0856. Form 10-K as well as other financial information is also available on Pamida's web site at www.pamida.com.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Omaha, NE

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Thursday, May 21, 1998, at 8:30 a.m. at the offices of the Corporation, 8800 "F" Street, Omaha, Nebraska 68127-1574.

MARKET PRICE OF COMMON STOCK
The Common Stock of Pamida Holdings Corporation is listed and traded on the American Stock Exchange under the "PAM" ticker symbol. The high and low selling prices for the Common Stock on the American Stock Exchange for fiscal 1998 and fiscal 1997 were as follows:

                                   High      Low
                                  ------    -----
     Fiscal 1998:
       4th Quarter                6 1/8     4 1/4
       3rd Quarter                6 7/16    4 1/8
       2nd Quarter                4 1/8     2 3/4
       1st Quarter                3 1/2     2

     Fiscal 1997:
       4th Quarter                2 5/16    1 1/2
       3rd Quarter                2 3/8     1 5/8
       2nd Quarter                3 1/4     2 1/8
       1st Quarter                3 1/4     2 1/8

As of March 23,  1998,  there were 281 record  holders of the  Company's  Common
Stock.

STOCK TRANSFER AGENT
American Stock Transfer & Trust Company
New York, New York